

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2026

E. Will Gray II
Chief Executive Officer
New ERA Energy & Digital, Inc.
200 N. Loraine Street, Suite 1324
Midland, Texas 79701

> **Re: New ERA Energy & Digital, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 10, 2026**
> **File No. 333-294990**

Dear E. Will Gray II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Katherine Terrell Frank